

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 6, 2017

Mr. Jerry Guo
Chief Executive Officer
Casa Systems, Inc.
100 Old River Road
Andover, MA 01810

>   **Re: Casa Systems, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 13, 2016**
>   **CIK No. 0001333835**

Dear Mr. Guo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Additionally, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startup Act by any broker or dealer that is participating or will participate in your offering.

2. We note reference to third party information throughout the prospectus, including, but not limited to references to S&L Global Market Intelligence, Gartner, and ABI Research.

Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any of these reports were commissioned by you for use in connection with this registration statement, and if so, please file the consent as an exhibit.

Prospectus Summary, page 1

3. You state that you have historically focused on cable service providers. Please briefly explain in greater detail the reasons for this focus, and the factors you have considered in choosing to pursue wireless providers. We note your disclosure elsewhere in the registration statement that all of your revenue is currently derived from CCAP solutions.

4. Please describe in greater detail what you mean by the statement that your software allows the deconstruction of core and access network functions into "modular building blocks."

5. Please expand on your statement that you have a "proven history of anticipating network evolutions and developing solutions that enable next-generation networks."

Risk Factors

We expect certain of our customers will continue to represent a substantial portion of our revenue, page 11

6. We note that Time Warner Cable, which was recently acquired by Charter Communications, accounted for 26% of your revenue for the nine months ended September 30, 2016, and 14% of your revenue for the year ended December 31, 2015. Please tell us whether you expect Time Warner Cable/Charter to continue its business relationship with Casa, and whether you anticipate any material changes to your contract with the new entity in the near future.

Our sales to the broadband service provider market are volatile and our sales cycles can be long and unpredictable . . ., page 12

7. Consider expanding your risk disclosure here to quantify how much money is spent on sales and marketing activities specifically in connection with what you refer to as long sales cycles.

We may not generate positive returns on our research and development investments, page 13

8. We note your disclosure that your research and development expenses constituted 13.6% and 12.1% of your revenue for the years ended December 31, 2015 and 2014, respectively. We also note that for the nine months ended September 30, 2016, these expenses constituted 17.2% of your revenue and your statement that you expect to

continue to invest heavily in software development in the future. To the extent feasible, please consider including an estimation of the percentage of revenue you anticipate your research and development expenses will constitute in the 2017 fiscal year.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members, page 36

9. Please revise this risk factor to disclose estimates of costs that you expect to incur in connection with your compliance obligations as a public company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 52

10. We note your statement that you believe you have opportunities to acquire new customers, and that your sales team works with prospective customers to demonstrate the technical and business merits of your products, such as cost savings through the use of your broadband solutions. Please expand your disclosure here to explain the technological strengths and other benefits of your products and services that your sales team relies upon. For example, describe how your DOCSIS 3.1 broadband solution can help prospective customers capture new revenue opportunities.

Results of Operations, page 57

11. We note your disclosure that the increase in product revenue for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 resulted primarily from an increase in sales of your broadband products in North America and from sales of your CCAP solutions to existing customers. You explain that these increases were partially offset by a decrease in sales in all other regions resulting from decreases in purchases in those regions due to the timing of their network upgrade and expansion projects. Please expand your disclosure here to detail what you mean by expansion projects, whether these expansions involve your products or services, and why network upgrades and expansion projects would impact the sale of your products and services in multiple regions. Also, disclose whether you expect this to become a trend. Refer to SEC Release No. 33-6835.

Liquidity and Capital Resources, page 66

12. Please disclose the amount of cash and cash equivalents held by your foreign subsidiaries.   Also disclose that you do not intend to repatriate these funds, as indicated in your disclosure of income taxes in Note 7 at page F-25, and include a statement that you would need to accrue and pay taxes if repatriated.

Business

Overview, page 79

13. Please describe how your solution enabled Time Warner Cable to triple the maximum offered speed, reduce power consumption, and reduce facility space. In doing so, elaborate on the specific products and services referenced in your prospectus and what role the applicable product or service played in the TWC Maxx initiative.

Market Opportunity, page 83

14. We note your statement that you believe the total addressable market for your fixed and wireless solutions will grow to $18.3 billion in 2020. Please rephrase this statement and others like it to indicate that these projections describe the size of the overall global market for these solutions rather than the market size for your products specifically.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

15. We note your disclosure that billings to customers for shipping costs and reimbursement of out-of-pocket expenses are recorded as revenue with the associated costs recorded as cost of revenue. Please clarify in your disclosures the nature of the out-of-pocket expenses.

16. It appears you recognize revenue from resellers on a gross basis. Please tell us how you considered the factors in FASB ASC 605-45-45 in evaluating whether you should recognize revenue on a gross or net basis.

Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

17. Please revise your disclosure to include the exemption relied upon and the basis for claiming such an exemption for each unregistered issuance.

You may contact Jamie Kessel, Staff Accountant at (202) 551-3727 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at

(202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications